
September 21, 2022

Darryl Bond
Chief Financial Officer
Yext, Inc.
61 Ninth Avenue
New York, NY 10011

> **Re: Yext, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2022**
> **Filed March 18, 2022**
> **Form 10-Q for the Quarterly Period Ended April 30, 2022**
> **Filed June 9, 2022**
> **Form 10-Q for the Quarterly Period Ended July 31, 2022**
> **Filed September 8, 2022**
> **File No. 001-38056**

Dear Mr. Bond:

We have reviewed your September 13, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 30, 2022 letter.

Form 10-Q for the Quarterly Period Ended April 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1. We note your response to prior comment 1 and it is unclear to us how disclosure of GAAP revenue by sales channel would be confusing to a reader. In this regard, we note that disclosure of revenue by sales channel would provide useful context to supplement your disclosure of ARR by sales channel and that any differences between GAAP revenue and how the ARR metric is derived can be explained in the disclosure. We also note that on

page 37 you address various risks related to third-party resellers which you disclose may materially adversely affect your operating results. Considering these risks, it would appear that a breakdown of revenue by sales channel or disclosure of the percentage of revenue from resellers would be useful to an investor. Please revise.

Form 10-Q for the Quarterly Period Ended July 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

2.   In your response to prior comment 2 in your letter dated August 18, 2022, you indicated that you would disclose Total ARR and ARR by direct customers and third-party reseller customers in future periodic filings; however, you did not disclose these metrics in the Form 10-Q for the quarterly period ended July 31, 2022. Please explain.

You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ho Shin